SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

______________________________________________ _____________
In the Matter of Dominion Resources, Inc. Richmond, Virginia File Nos. 70-9517 70-9477 70-9555 70-9679 70-9967 70-10155 (Public Utility Holding Company Act of 1935)	:	CERTIFICATE OF NOTIFICATION NO. 19 TRANSACTIONS DURING PERIOD July 1, 2004 through September 30, 2004
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TO THE SECURITIES AND EXCHANGE COMMISSION:

Dominion Resources, Inc., a Virginia corporation and registered holding company ("Dominion"), hereby submits the following Certificate of Notification pursuant to Rule 24.

By order dated December 15, 1999 (HCAR No. 27112) (the "Initial Financing Order") in the proceedings at File No. 70-9517, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of Dominion and Consolidated Natural Gas Company ("Old CNG"), to become effective. Concurrently, by order dated December 15, 1999 (HCAR No. 27113), the Commission authorized the merger (the "Merger") of Old CNG into a wholly-owned subsidiary of Dominion, which subsidiary as the survivor of the merger changed its name to Consolidated Natural Gas Company ("CNG"). The Merger was consummated on January 28, 2000. The Initial Financing Order authorized post-Merger financings for Dominion and CNG, and requires the filing by Dominion of certain certificates of notification pursuant to Rule 24.

By Commission order dated May 24, 2001 (HCAR No. 27406) (the "Second Financing Order") in the proceedings at File No. 70-9555, the financing authorizations of Dominion and its subsidiaries given in the Initial Financing Order were enhanced and extended.

By Commission order dated October 5, 2000 (HCAR No. 27242) (the "Restructuring Order") in the proceeding at File No. 70-9679, Dominion was authorized to reorganize and restructure its existing nonutility interests along business and functional lines, using one of several business organizations.

By Commission order dated December 28, 2001 (HCAR No. 27485) in the proceeding at File No. 70-9555, an increase to Dominion's EWG investment limit was approved (the "December 28, 2001 Order").

By Commission order dated January 3, 2003 (HCAR 27634) (the "January 3, 2003 Order") in the proceeding at File No. 70-9967, Dominion was authorized to form a consolidated Dominion Money Pool (the "DRI Money Pool") and to terminate the existing CNG Money Pool.

By Commission order dated January 28, 2003 (HCAR No. 27644) in the proceeding at File No. 70-9477, Dominion was granted authorization to continue its process of divesting the holdings of its subsidiary, Dominion Capital, Inc. ("DCI"), beyond the third anniversary of the effective date of the merger authorized in the Commission's order of December 15, 1999 (HCAR No. 27113) (the "January 28, 2003 Order"). The January 28, 2003 Order requires that certain financial information relating to DCI's investments be filed with the Commission on a quarterly basis.

By Commission order dated December 12, 2003 (HCAR No. 27772) (the "December 12, 2003 Order") in the proceeding at File No. 70-10155, Dominion and Dominion Energy, Inc. ("DEI") were granted authorization to organize and acquire Dominion Wholesale, Inc. ("DWI"), as a subsidiary of DEI. The December 12, 2003 Order requires that certain financial information relating to DWI be filed with the Commission on a quarterly basis. By Commission order dated March 15, 2004 (HCAR No. 35-27814) in the proceeding at File No. 70-10144 (the "Supplemental Short-Term Financing Order"), Dominion and its subsidiaries were granted additional authority to issue short-term financing.

This certificate provides information with respect to transactions occurring under the Initial Financing Order, the Second Financing Order, the Restructuring Order, the December 28, 2001 Order, the January 3, 2003 Order, the January 28, 2003 Order, the December 12, 2003 Order, and the Supplemental Short-Term Financing Order with respect to Dominion and its subsidiaries, including DEI, DCI, and Virginia Electric and Power Company ("Virginia Power").

Rule 52 transactions occurring during the quarter, if any, are reported on Forms U-6B-2 filed as exhibits to this certificate.

I. EWG/FUCO Investments

A. As determined pursuant to the December 28, 2001 Order, the Modified Rule 53 Test applicable to Dominion's investments in EWGs and FUCOs is one hundred percent of consolidated retained earnings plus $4.5 billion. At September 30, 2004 Dominion's "aggregate investment"(as defined in Rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $2.34 billion(a) and "consolidated retained earnings" (as defined in Rule 53(a) under the PUHCA) was approximately $1.3 billion. Accordingly, at September 30, 2004, Dominion's remaining investment capacity under the Modified Rule 53 Test was approximately $3.54 billion.

B. Pursuant to a request for confidential treatment under Rule 104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, certain information concerning the aggregate investment by EWG/FUCO Projects.

C. At September 30, 2004, Dominion's consolidated capitalization ratio was: debt 62%, common equity 37%, and preferred securities of subsidiaries of 1%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

D. At September 30, 2004, the market-to-book ratio of Dominion's common stock was 2.05 to 1.

(a)The amount of Dominion's "Aggregate Investment" excludes undistributed equity earnings and includes guarantees in the amount of $1.1 billion.

E. In the third quarter of 2004, Dominion invested or committed to invest in EWG's or FUCO's amounts that count against the Modified Rule 53 Test. Such amounts are set forth in Exhibit A, which is being filed in paper format pursuant to a request for confidential treatment under Rule 104(b) of PUHCA.

F. Pursuant to a request for confidential treatment under Rule 104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, total earnings growth by EWG and FUCO Projects in the third quarter.

G. Pursuant to a request for confidential treatment under Rule 104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, net income and revenues of Dominion's EWG and FUCO Projects for the nine months ending September 30, 2004.

II. FINANCING BY DOMINION

A. Sale of Dominion Common Stock

1. Sales to Plans

Dominion issued and sold the following shares of its common stock during the reporting period.

	Number of Shares (thousands)	Dollar Values (thousands)

Dominion Direct Investment Plan	533	$34,576
Stock Option Plans	409	21,475
Employee Savings Plan	271	17,471

2. Public Offerings

In September 2004, Dominion entered into a forward equity sale agreement that gives Dominion the ability to sell 2 million shares of Dominion's common stock on December 20, 2004, at a maturity forward price of $64.62 per share, and 8 million shares on May 17, 2005, at a maturity forward price of $64.34. Dominion may elect to settle all or part of either tranche earlier, at fixed settlement prices provided in the forward agreement. Except in specified circumstances or events that would require physical share settlement, Dominion will have the right to elect physical share, cash or net share settlement. Dominion will not be required to deliver more than 10 million shares under the forward agreement.

If Dominion's stock price were to fall prior to settlement, Dominion could still receive the maturity forward prices for each tranche. If Dominion's stock price were to rise, Dominion would be obligated to either sell at the same maturity forward prices, or make a payment to the counterparty. If Dominion decides that it does not need any or all of the proceeds, it has the option to cash settle or net share settle the forward sale.

B. Short Term Debt

During the period, Dominion and Virginia Power issued and sold commercial paper. The maximum principal amount of each such company's commercial paper outstanding at any time during this period and the principal amount of commercial paper of each company outstanding on September 30, 2004 were as follows.

	Maximum Outstanding (thousands)	Principal Amount Outstanding (thousands)

Dominion	$743,719	$0
Virginia Power	810,728	348,012

C. Long-Term Debt

Dominion issued the following debt during the quarter:

In August 2004, Dominion Resources, Inc. successfully remarketed $250 million of its Series E 7.82% Remarketable Notes due 2014. The notes now carry an interest rate of 7.195%.

During the quarter, there were no debt repayments.

D. Interest Rate Swaps

During the quarter, Dominion executed no interest rate swap transactions.

III. EQUITY INVESTMENTS IN, AND GUARANTEES AND OTHER CREDIT SUPPORT BY DOMINION FOR OR ON BEHALF OF DEI, DCI, CNG AND/OR ITS SUBSIDIARIES

A. Equity Investments

None.

B. Guarantees and Other Credit Support (includes CNG Guarantees and Other Credit Support which are reported in CNG's quarterly Rule 24 certificate).

Guarantees, Letters of Credit and Surety Bonds

Beginning in 2003, the issuance of certain types of guarantees requires the recognition of a liability based on the fair value of the guarantee issued, even when the likelihood of making payments is remote. Furthermore, any performance required by Dominion under such guarantees would result in the recognition of additional liabilities in Dominion's Consolidated Financial Statements.

As of September 30, 2004, Dominion and its subsidiaries had issued $6.9 billion of guarantees, including: $3.5 billion to support commodity transactions of subsidiaries; $1.7 billion for subsidiary debt, $885 million related to a subsidiary leasing obligation for a new power generation project and $860 million for guarantees supporting other agreements of subsidiaries. Dominion had also purchased $76 million of surety bonds and authorized the issuance of standby letters of credit by financial institutions of $1.8 billion. Dominion enters into these arrangements to facilitate commercial transactions by its subsidiaries with third parties. While the majority of these guarantees do not have a termination date, Dominion may choose at any time to limit the applicability of such guarantees to future transactions. To the extent that a liability, subject to a guarantee, has been incurred by a consolidated subsidiary, that liability is included in Dominion's Consolidated Financial Statements. Dominion is not required to recognize liabilities for guarantees on behalf of its subsidiaries in the Consolidated Financial Statements, unless it becomes probable that Dominion will have to perform under the guarantees. No such liabilities have been recognized as of September 30, 2004. Dominion believes it is unlikely that it would be required to perform or otherwise incur any losses associated with guarantees of its subsidiaries' obligations.

DRI Money Pool

The maximum outstanding borrowings under or investments in the DRI Money Pool by each participant during the period:

Account A participants (in thousands):
Company	Maximum Investment	Maximum (Borrowing)
Dominion Resources, Inc.	$757,891	-
The East Ohio Gas Company	-	$(633,803)
The Peoples Natural Gas Company	-	(86,170)
Hope Gas, Inc.	-	(69,242)

Account B participants (in thousands):
Company	Maximum Investment	Maximum (Borrowing)
Dominion Resources, Inc.	$881,692	-
Consolidated Natural Gas Company	1,645,285	-
Dom. Transmission, Inc.	-	$(140,689)
Dom. Iroquois, Inc.	-	(1,655)
Dom. Exploration & Prod., Inc.	-	(1,459,258)
CNG Pipeline Co.	-	-
Dominion Field Services, Inc.	61,330	(15,822)
CNG Power Services Corp.	4,946	-
Dom. Products and Services, Inc.	121,126	-
CNG International Corp.	81,735	-
Dom. Retail, Inc.	-	(149,753)
CNG Main Pass Gas Gathering Corp.	-	(22,171)
CNG Oil Gathering Corp.	7,848	-
Dom. Greenbrier, Inc.	-	(28,656)
Dom. Okla. Texas Exploration & Prod., Inc.	-	(413,001)
Dom. Nat. Gas Storage, Inc.	-	(19,650)
Dominion Energy, Inc.	-	(854,144)
Dom. Reserves, Inc.	194,525	-
Dom. Resources Services, Inc.	-	(136,271)
Dom. Alliance Holdings, Inc.	-	(6,764)
DT Services, Inc.	53,002	-

The interest rate charged on DRI Money Pool borrowings and paid on DRI Money Pool investments ranged from 1.20 to 1.875 percent during the period.

During the period there were no borrowings made by Account A participants from Account B participants under the DRI Money Pool.

IV. RULE 52 TRANSACTIONS BY VIRGINIA POWER AND ITS SUBSIDIARIES

Long Term Debt

A. Issuances

None.

B. Repayments

None.

C. Interest Rate Swap Transactions

None.

V. DCI INVESTMENTS

Certain information regarding DCI's investments and divestitures during the period are being filed under separate cover as Exhibit C under a claim of confidential treatment pursuant to Rule 104(b).

VI. RESTRUCTURING OF NONUTILITY INTERESTS

From time to time Dominion Exploration & Production, Inc. ("DEPI") may enter into a standard form of farm-out agreement with Dominion Transmission, Inc. ("DTI") with respect to leases owned by DTI. DEPI pursuant to the agreements would acquire the right to drill wells on lands covered by leases owned by DTI. DTI, to the extent DEPI has completed wells under the agreement, is obligated to assign to DEPI the rights to the wells and associated leases following request by DEPI. To the extent such lease interest may be considered an interest in a business, the assignment of the leases from DTI to DEPI would be a restructuring of nonutility interest with the Dominion system pursuant to the Restructuring Order.

VII. DOMINION WHOLESALE, INC.

This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the Order.  Filed separately as Exhibit D under a request for confidential treatment pursuant to Rule 104(b) are financial statements of DWI.

1. Financial Statements:

Filed separately as Exhibit D under a request for confidential treatment pursuant to Rule 104(b).

2. Inventory Services report:

No inventory services were provided during the quarter.

VIII. EXHIBITS

     A.  Financial Information regarding the aggregate investment by Dominion in EWG/FUCO projects. (Filed under confidential treatment pursuant to Rule 104(b)).

  Joint Form U-6B-2 filed on behalf of the companies listed therein for Rule 52 transactions reported for the quarter.

  Financial information regarding DCI's current investments and divestitures. (Filed under confidential treatment pursuant to Rule 104(b)).

  Financial statements for DWI are filed separately as Exhibit I under a request for confidential treatment pursuant to Rule 104(b).

SIGNATURE

The undersigned registered holding company has duly caused this quarterly Rule 24 Certificate of Notification to be signed on its behalf by its attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.

DOMINION RESOURCES, INC.

By: /s/ James F. Stutts James F. Stutts Its Attorney

Dated: November 12, 2004

EXHIBIT B

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-6B-2

Certificate of Notification

Filed By
Dominion Resources, Inc. ("DRI")
Dominion Energy, Inc. ("DEI")
Dominion Capital, Inc. ("DCI")
Dominion Cogen WV, Inc. ("Cogen")
Kincaid Generation, LLC ("Kincaid")
Dominion Energy Services Company, Inc. ("DESCO")
Dominion Reserves, Inc. ("DRV")
State Line Energy, LLC ("State Line")
Dominion Appalachian Development, Inc. ("DADI")
Dominion Appalachian Development Properties, LLC ("DADP")
Dominion Midwest Energy, Inc. ("DMEI")
Dominion Michigan Production Services, Inc. ("DMPS")
Dominion Gas Processing MI, Inc. ("DGPM")
Dominion Black Warrior Basin, Inc. ("DBWB")
Dominion Reserves - Utah, Inc. ("DRVU")
Dominion Reserves - Indiana, Inc. ("DRVI")
Dominion Reserves Gulf Coast, Inc. ("DRVG")
Cypress Energy, Inc. ("Cypress")
San Juan Partners, LLC ("San Juan")
Virginia Electric and Power Company ("VEPCO")
Virginia Power Services, Inc. ("VPS")
Virginia Power Nuclear Services Company ("VPNS")
Virginia Power Energy Marketing, Inc. ("VPEM")
Virginia Power Services Energy Corp., Inc. ("VPSE")
Dominion Cove Point LNG, LP ("CVPT")
NE Hub Partners, LP ("NEHUB")
Farmington Properties, Inc. ("FARM")
Dominion Member Services, Inc. ("DMS")
Dominion Technical Solutions, Inc. ("DTS")
Dominion Energy Marketing, Inc. ("DEMI")
Tioga Properties, LLC ("Tioga")

This certificate is notice that the above named companies have issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.
1.	Type of the security or securities:
Evidence of indebtedness for Advances ("Advances").

2.	Issue, renewal or guaranty:
Issue by book entry.

3.	Principal amount of each security:
Funds are borrowed and/or repaid daily as cash needs indicate.

4.	Rate of interest per annum of each security:
The annual interest rate on the Advances mirrors that of the lending company on its indebtedness.

5.	Date of issue, renewal or guaranty of security:
Borrowings are made on a daily basis and reported at the end of the quarter.

6.	If renewal of security, give date of original issue:
Borrowings are made on a daily basis and reported at the end of the quarter. See Schedule 1.

7.	Date of maturity of each security:
Open account.

8.	Name of the person to whom each security was issued, renewed or guaranteed:
See Schedule 1.

9.	Collateral given with each security, if any:
None.

10.	Consideration received for each security:
None, other than interest accrued.

11.	Application of proceeds of each security:
To provide working capital.

12.	The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.
Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

Schedule 1
Inter-Company Advances

Borrower	Lender	Outstanding Advances (thousands) 09/30/04
DMS	DRI	$ 1
DCI	DRI	341,327
CVPT	DRI	111,685
Tioga	DRI	14
FARM	DRI	957
NEHUB	DRI	2,492
DTS	DRI	1,652
VEPCO	DRI	231,656
VPEM	DRI	457,017
DRV	DEI	140,944
DEI	Cogen	23,611
DEI	Kincaid	39,149
DEI	DESCO	9,046
DEI	DEMI	756,525
State Line	DEI	134,846
DRV	DADI	89,884
DADP	DRV	103,709
DRV	DMEI	58,903
DRV	DMPS	5,809
DGPM	DRV	5,690
DBWB	DRV	6,426
DRV	DRVU	100,814
DRVI	DRV	11,359
DRV	DRVG	55,410
Cypress	DRV	6,516
DRV	San Juan	32,425
VPS	VEPCO	121,050
VPNS	VPS	3,943
VPEM	VPS	9,261
VPSE	VPS	125,230